March 20, 2019

Joseph Oliveto
Chief Executive Officer
Milestone Pharmaceuticals Inc.
6000 Fairview Road, Suite 1200
Charlotte, NC 28210-2252

       Re: Milestone Pharmaceuticals Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Filed March 15, 2019
           CIK 0001408443

Dear Mr. Oliveto:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

PSVT, page 2

1. We note the disclosure that was added on page 2 in response to prior comment 2. Please also include the findings from your survey that after the first year of diagnosis the percentage of patients with PSVT episodes lasting longer than 10 minutes and the percentage visiting the emergency department for treatment decreases to approximately one-third of those surveyed.
 Joseph Oliveto
Milestone Pharmaceuticals Inc.
March 20, 2019
Page 2

        You may contact William Demarest at (202) 551-3432 or Yolanda Trotter at (202) 551-
3472 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Liz Walsh at (202) 551-3696 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph Oliveto
                                                         Division of
Corporation Finance
Comapany NameMilestone Pharmaceuticals Inc.
                                                         Office of Healthcare &
Insurance
March 20, 2019 Page 2
cc:       Jaime L. Chase
FirstName LastName